April 2, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel, Branch Chief

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 27, 2013
File No. 001-34910

Dear Ms. Cvrkel:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff, dated March 22, 2013, concerning the Huntington Ingalls Industries, Inc. (the “Company”) Form 10-K for the year ended December 31, 2012, filed February 27, 2013 (the “2012 Form 10-K”). For your convenience, this letter sets forth in italics each of the Staff's comments before our response to the comment.

Annual Report on Form 10-K for the year ended December 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Liquidity and Capital Resources, page 55

1.
We note from the discussion in the first paragraph on page seven that the United States Government has withheld payment to you in certain cases where deficiencies were thought to exist in your business systems. Given that such withheld payments appear to represent an uncertainty with regard to your liquidity, please revise your liquidity discussion in MD&A to disclose the existence of such uncertainties, as well as the amounts of any payments withheld, to the extent the payments withheld are material. Refer to Item 303 (A)(1) of Regulation S-K. If the withheld payments are not material to your liquidity or cash flows, please indicate this in your response and provide quantified information supporting your conclusions.

Response to Comment 1: We acknowledge the Staff's comment and, beginning with our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2013, we will revise our future Liquidity and Capital Resources discussion in the MD&A to disclose the existence of such uncertainties, consistent with Item 303 (a)(1) of Regulation S-K. Cumulative amounts of payments withheld by the U.S. Government under our contracts due to reported significant deficiencies in our business systems were $14 million and $12 million at December 31, 2012 and 2011, respectively. We concluded prior to filing our 2012 Form 10-K that such amounts were not material to our liquidity or cash flows. To illustrate how we expect our future filings to include such additional disclosures, we have provided below proposed additional sample disclosure for the years ended December 31, 2012 and 2011:

Ms. Linda Cvrkel
April 2, 2013

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Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Governmental Regulation and Supervision

The U.S. Government has the ability, pursuant to recent regulations relating to contractor business systems, to decrease or withhold contract payments if it determines significant deficiencies exist in one or more such systems. At December 31, 2012 and 2011, the cumulative amounts of payments withheld by the U.S. Government under our contracts subject to these new regulations were not material to our liquidity or cash flows.
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Financial Statements, page 64
Notes to Consolidated Financial Statements, page 71
12. Debt, page 89

2.
Please revise your disclosure on page 90 to disclose the level under the fair value hierarchy that was used to determine the fair value of your debt at December 31, 2012 and 2011. Refer to the guidance outlined in ASC 820-10-50-2.

Response to Comment 2: We acknowledge the Staff's comment and, beginning with our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2013, we will expand our future disclosures to provide the level under the fair value hierarchy that was used to determine the fair value of our debt. To illustrate how we expect our future filings to include such additional disclosures, we have provided below proposed additional sample disclosure for the years ended December 31, 2012 and 2011:

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Financial Statements

Notes to Consolidated Financial Statements

Debt Footnote

The estimated fair value of the Company's total long-term debt, including current portions, at December 31, 2012 and 2011, was $1,974 million and $1,864 million, respectively. The fair value of the Company's long-term debt was calculated based on either recent trades of the Company's debt instruments in inactive markets or interest rates available on debt with substantially similar risks, terms and maturities, which fall within Level 2 under the fair value hierarchy.
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Exhibits 31.1 and 31.2

3.
We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. In this regard, we note certain wording referencing internal control over financial reporting is missing from item (4) of the exhibits. Please revise to include the certifications of each of your current President and Chief Executive Officer and Chief Financial Officer in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

Response to Comment 3: We acknowledge the Staff's comment and confirm that, beginning with our Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2013, we will revise the certifications of our President and Chief Executive Officer and Chief Financial Officer to comply with the exact form and content prescribed in Item 601(b)(31) of Regulation S-K.

Ms. Linda Cvrkel
April 2, 2013

* * *

In addition, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please contact me at (757) 380-7600.

Very truly yours,

/s/ Barbara A. Niland
Barbara A. Niland
Corporate Vice President, Business Management and Chief Financial Officer

cc:    Ms. Heather Clark (Securities and Exchange Commission)
Mr. Bruce Hawthorne (Huntington Ingalls Industries, Inc.)
Mr. Mike Morton (Deloitte & Touche LLP)

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